[LOGO] KILPATRICK STOCKTON LLP

                                                  Suite 2800  1100 Peachtree St.
                                                           Atlanta GA 30309-4530
                                                  t 404 815 6500  f 404 815 6555
                                                      www.KilpatrickStockton.com


                                                        direct dial 404 815 6539
                                                         direct fax 404 541 3173
January 15, 2004                                   SDayan@KilpatrickStockton.com


First Bank Holding Company
300 North Main Street
Sylvester, Georgia 31791

Ladies and Gentlemen:

     We have been requested to render our opinion expressed below in connection with the proposed merger (the "Merger") of First Bank Holding Company ("First Bank"), a Georgia corporation, with and into Southwest Georgia Financial Corporation ("SGFC"), a Georgia corporation, with SGFC being the surviving entity, pursuant to the terms and conditions of that certain Agreement and Plan of Reorganization dated December 10, 2003, (the "Reorganization Agreement"), by and between First Bank and SGFC, and the related Agreement and Plan of Merger, dated as of December 10, 2003, by and between First Bank and SGFC (the "Merger Agreement"), and the proposed merger immediately thereafter (the "Bank Merger") of First Bank's subsidiary Georgia bank, Sylvester Banking Company ("Sylvester") with and into SGFC's wholly-owned subsidiary Georgia bank, Southwest Georgia Bank ("SGB") pursuant to the Reorganization Agreement and the Agreement and Plan of Merger, dated December 10, 2003, by and between SGFC, First Bank, and Sylvester (the "Bank Merger Agreement"). Unless otherwise indicated, terms used herein shall have the same meaning as defined in the Reorganization Agreement.

     In rendering our opinion, we have examined the Reorganization Agreement, the Merger Agreement, the Bank Merger Agreement, applicable law, regulations, rulings and decisions.

     Our opinions set forth below are subject to the following assumptions, qualifications, and exceptions:

          A. During the course of all of the foregoing examinations, we have assumed (i) the genuineness of all signatures, (ii) the authenticity of all documents submitted to us as originals, (iii) the legal capacity of all individuals, (iv) the conformity to original documents of all documents submitted to us as certified, conformed, or photo static copies, and (v) the authority of each person or persons who executed any document on behalf of another person.

          B. As to various factual matters that are material to our opinions set forth herein, we have relied upon the factual representations and warranties set forth

ATLANTA AUGUSTA CHARLOTTE LONDON RALEIGH STOCKHOLM WASHINGTON WINSTON-SALEM

First Bank Holding Company
January 15, 2004
Page 2


     in the Reorganization Agreement and related documents. We have not independently verified, nor do we assume any responsibility for, the factual accuracy or completeness of any such representations, warranties, statements, or certificates.

     Based on and in reliance on the foregoing and the further qualifications set forth below, and provided that the Merger and Bank Merger are consummated in accordance with the Reorganization Agreement, the Merger Agreement and the Bank Merger Agreement, it is our opinion that:

     1. The Merger and the issuance of shares of SGFC common stock in connection therewith, as described in the Reorganization Agreement and the Merger Agreement, will constitute a tax-free reorganization under
          Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"). The Bank Merger and the issuance of SGFC common stock in connection therewith, as described in the Reorganization Agreement and the Bank Merger Agreement, will constitute a tax-free reorganization under Section 368(a)(2)(D) of the Code.

     2. No gain or loss will be recognized by holders of First Bank or Sylvester common stock upon the exchange of such stock for SGFC common stock as a result of the Merger or the Bank Merger, respectively.

     3. Gain or loss will be recognized pursuant to Section 302 of the Code by holders of First Bank or Sylvester common stock upon their receipt of cash for their shares of First Bank or Sylvester common stock, upon their receipt of cash in lieu of the cash payment and fractional shares of SGFC common stock, and upon their exercise of dissenters' rights.

     4. No gain or loss will be recognized by First Bank or Sylvester as a result of the Merger or the Bank Merger, respectively.

     5. The aggregate tax basis of SGFC common stock received by shareholders of First Bank and Sylvester pursuant to the Merger and the Bank Merger, respectively, will be the same as the tax basis of the shares of First Bank and Sylvester common stock, respectively, exchanged therefor, (i) decreased by any portion of such tax basis allocated to fractional shares of SGFC common stock that are treated as redeemed by SGFC, (ii) decreased by the amount of cash received by a shareholder in the Merger or the Bank Merger (with respect to shares other than fractional shares), and (iii) increased by the amount of gain recognized by a shareholder in the Merger or the Bank Merger (with respect to shares other than fractional shares).

First Bank Holding Company
January 15, 2004
Page 3


     6. The holding period of the shares of SGFC common stock received by the shareholders of First Bank and Sylvester will include the holding period of the shares of First Bank and Sylvester common stock exchanged therefor, provided that the common stock of First Bank and Sylvester is held as a capital asset on the date of the consummation of the Merger and the Bank Merger, respectively.

     In general, cash received by holders of First Bank or Sylvester common stock, respectively, exercising their dissenters' rights will be treated as amounts received from the sale of their shares of First Bank or Sylvester common stock, and (provided that such First Bank or Sylvester common stock, is a capital asset in the hands of such shareholders) each such shareholder will recognize capital gain or loss (short or long term, as appropriate) measured by the difference between the sale price of such First Bank or Sylvester common stock and such shareholder's tax basis in such First Bank or Sylvester common stock.

     We express no opinion as to the following: (a) the tax consequences that might be relevant to a particular holder of First Bank or Sylvester common stock who is subject to special treatment under certain federal income tax laws, such as dealers in securities, banks, insurance companies, tax-exempt organizations, non-United States persons, persons who do not hold their First Bank or Sylvester common stock as "capital assets" within the meaning of section 1221 of the Code, and persons who acquired their First Bank or Sylvester common stock pursuant to the exercise of options or otherwise as compensation, or (b) any consequences arising under the laws of any state, locality, or foreign jurisdiction.

     This letter is solely for the information and use of you, Sylvester and the shareholders of First Bank and Sylvester and it is not to be used, circulated, quoted, or referred to for any other purpose or relied upon by any other person for whatever reason without our prior written consent.

                                          Sincerely,

                                          KILPATRICK STOCKTON LLP



                                          By:   /s/ Scott M. Dayan
                                             ---------------------------
                                             Scott M. Dayan, a Partner